# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Cognition Inc., CIK 0001655923
CUSIP: 02074J501
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1200-750 W PENDER ST, VANCOUVER, British Columbia Canada (A1), V6C 2T8
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001937147

## Reporting persons
- Funicular Funds, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 868,448; shared voting power 0; sole dispositive power 868,448; shared dispositive power 0; aggregate amount beneficially owned 868,448 (5.4% of the class)
  Comment: (1) The reporting persons beneficial ownership consists of 868,448 shares of Common Stock (the Shares). The foregoing calculation is based upon 16,019,787 Shares outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.
- Cable Car Capital, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 868,448; shared voting power 0; sole dispositive power 868,448; shared dispositive power 0; aggregate amount beneficially owned 868,448 (5.4% of the class)
  Comment: (1) The reporting persons beneficial ownership consists of 868,448 Shares. The foregoing calculation is based upon 16,019,787 Shares outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.
  
  (2) Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.
- Jacob Ma-Weaver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 868,448; shared voting power 0; sole dispositive power 868,448; shared dispositive power 0; aggregate amount beneficially owned 868,448 (5.4% of the class)
  Comment: (1) The reporting persons beneficial ownership consists of 868,448 Shares. The foregoing calculation is based upon 16,019,787 Shares outstanding as reported by the Issuer on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025.
  
  (2) Cable Car Capital, LP, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital, LP, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

## Item 1. Issuer
Name of issuer: Alpha Cognition Inc.
Address of issuer's principal executive offices: 1200-750 W PENDER ST, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2T8.

## Item 2. Person Filing
Name of person filing:
Funicular Funds, LP
Cable Car Capital, LP
Jacob Ma-Weaver
Address of principal business office or, if none, residence: 601 California Street, Suite 1151, San Francisco, CA 94108
Citizenship:
Funicular Funds, LP, Delaware
Cable Car Capital, LP, Delaware
Jacob Ma-Weaver, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Funicular Funds, LP 868,448
Cable Car Capital, LP 868,448
Jacob Ma-Weaver 868,448
Percent of class:
Funicular Funds, LP 5.4%
Cable Car Capital, LP 5.4%
Jacob Ma-Weaver 5.4%
Sole power to vote or to direct the vote:
Funicular Funds, LP 868,448
Cable Car Capital, LP 868,448
Jacob Ma-Weaver 868,448
Shared power to vote or to direct the vote:
Funicular Funds, LP 0
Cable Car Capital, LP 0
Jacob Ma-Weaver 0
Sole power to dispose or to direct the disposition:
Funicular Funds, LP 868,448
Cable Car Capital, LP 868,448
Jacob Ma-Weaver 868,448
Shared power to dispose or to direct the disposition:
Funicular Funds, LP 0
Cable Car Capital, LP 0
Jacob Ma-Weaver 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Funicular Funds, LP: Jacob Ma-Weaver, Managing Member of the General Partner (04/16/2025)
- Cable Car Capital, LP: Jacob Ma-Weaver, Managing Member (04/16/2025)
- Jacob Ma-Weaver: Jacob Ma-Weaver, Jacob Ma-Weaver (04/16/2025)